Exhibit 4.5

DESCRIPTION OF SECURITIES
The following briefly summarizes the material terms of our capital stock contained in our amended and restated certificate of incorporation and amended and restated bylaws. These summaries do not describe every aspect of our capital stock and documents and are subject to all the provisions of our amended and restated certificate of incorporation and amended and restated bylaws and are qualified in their entirety by reference to these documents, which you should read for complete information on our capital stock. The following also summarizes certain relevant provisions of the Delaware General Corporation Law (“DGCL”). Amentum Holdings, Inc. and its wholly owned Subsidiaries are referenced throughout as our “company,” “we,” “us,” or “our”.
Authorized Capital Stock
Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. Our Board of Directors may establish the rights and preferences of the preferred stock from time to time. As of September 27, 2024, approximately 243,293,457 shares of our common stock are issued and outstanding and no shares of our preferred stock are issued and outstanding.
Common Stock
Voting Rights. Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. Our common shareholders are not entitled to cumulative voting in the election of directors. Unless a different vote is required by applicable law, the rules of any stock exchange upon which our securities are listed, any regulation applicable to us or our securities, or specifically required by our amended and restated certificate of incorporation or amended and restated bylaws, if a quorum exists at any meeting of shareholders, shareholders will have approved any matter (other than the election of directors, which is described below) if a majority of the voting power of shareholders present in person or represented by proxy at the meeting and entitled to vote on such matter are in favor of such matter. Subject to the rights of the holders of any future series of preferred stock to elect directors under specified circumstances, if a quorum exists at any meeting of shareholders, shareholders will have approved the election of a director if a majority (or, if the number of nominees exceeds the number of directors to be elected at such meeting of shareholders, a plurality) of the votes cast on such matter by shareholders present in person or represented by proxy at such meeting and entitled to vote for the election of such director are in favor of such election.
Dividend Rights. Subject to preferences that may be applicable to any shares of preferred stock that we may designate and issue in the future, holders of our common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor if our Board of Directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board of Directors may determine.
Liquidation Rights. Upon liquidation, dissolution or winding up of our Company, holders of our common stock are entitled to receive their ratable share of the net assets of our Company available after payment of all debts and other liabilities, subject to the prior preferential rights and payment of liquidation preferences, if any, of any outstanding shares of preferred stock.

Other Matters. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
Our Board of Directors has the authority, subject to the limitations imposed by Delaware law, NYSE’s listing rules and our amended and restated certificate of incorporation, without any further vote or action by our shareholders, to issue preferred stock in one or more series and to fix the designations, powers, preferences, limitations and relative, participating, optional and other special rights of the shares of each series, including:

•dividend rates;
•conversion rights;
•designation and voting rights;
•terms of repurchase or redemption, including any restrictions on repurchase or redemption as a result of arrearage in the payment of dividends or sinking fund installments;
•liquidation preferences;
•sinking fund terms; and
•the number of shares constituting each series.
Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock.
Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock, and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.
There are no current agreements or understandings with respect to the issuance of preferred stock, and our Board of Directors has no present intentions to issue any shares of preferred stock.
Certain Anti-Takeover Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws, the Stockholders Agreement and Delaware Law
Certain provisions of our amended and restated certificate of incorporation, our amended and restated bylaws, the stockholders agreement and the DGCL may discourage or make more difficult a takeover attempt that a shareholder might consider to be in his, her or its best interest. These provisions may also adversely affect the prevailing market price for shares of our common stock. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us, which may result in an improvement of the terms of any such proposal in favor of our shareholders and outweigh any potential disadvantage of discouraging those proposals.
Authorized but Unissued Shares of Capital Stock
Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to the applicable provisions of the DGCL and rules of NYSE. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.
One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at a price higher than the prevailing market price.
Board Vacancies and Board Size
Except as set forth below, our amended and restated certificate of incorporation and amended and restated bylaws provide that any vacancies, including any newly created directorships, on our Board of Directors will be filled by the affirmative vote of the majority of the remaining directors then in office, even if such directors constitute less than a quorum, or by a sole remaining director (other than directors elected by the holders of any series of preferred stock). In addition, the number of directors constituting our Board of Directors are permitted to be set only by a resolution adopted by the affirmative vote of at least 80% of the members of the Board of Directors at such time; provided that the number of directors will not be fewer than three and not greater than 21 directors as is provided by our amended and restated certificate of incorporation. These provisions prevent a shareholder from increasing the size of our Board of Directors and then gaining control of our Board of Directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our Board of Directors and promotes continuity of management.
If at any time prior to the second anniversary of September 27, 2024 (the “Closing Date”), the Executive Chair becomes unable to serve as the Executive Chair of the Board of Directors, a majority of the directors initially identified by Jacobs Solutions Inc. for election or appointment to the Board of Directors (each, a “Jacobs Designated Director”) then serving on the Nominating and Governance Committee may, by affirmative vote, select another member of the Board of Directors to serve as a non-executive Chair of the Board of Directors until the second anniversary of the Closing Date.
No Cumulative Voting
Under the DGCL, shareholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
Director Removal
Except as set forth below, our amended and restated certificate of incorporation provides that shareholders may remove directors with or without cause by the affirmative vote of holders of at least a majority of the voting power of our then outstanding capital stock. Prior to the first anniversary (or, in the case of the Executive Chair of the Board of Directors, the second anniversary) of the closing date, the Sponsor Stockholder (as defined in our amended and restated certificate of incorporation) shall vote its Company common stock in favor of all Jacobs Designated Directors and shall not seek, propose or vote its Company common stock in favor of the removal of any Jacobs Designated Director from the Board, other than for cause.
Shareholder Action and Special Meetings of Shareholders
Our amended and restated certificate of incorporation provides that our shareholders may not take action by written consent but may only take action at annual or special meetings of our shareholders. As a result, a holder controlling a majority of our capital stock is not able to amend our amended and restated bylaws or remove directors without holding a meeting of our shareholders called in accordance with our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation further provides that special meetings of our shareholders may be called only by a majority of our Board of Directors, thus prohibiting a shareholder from calling a special meeting. These provisions may delay the ability of our shareholders to force consideration of a proposal or for shareholders controlling a majority of our capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Shareholder Proposals and Director Nominations
Our amended and restated bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors at our annual meeting of shareholders, and also specifies certain procedural requirements regarding the form, content and timing of such notice. Specifically, such notice must be in proper written form and must set forth certain information, as required under our amended and restated bylaws, related to the shareholder giving the notice, the beneficial owner (if any) on whose behalf the nomination is made as well as their control persons and information about the proposal or nominee for election to our Board of Directors. These provisions might preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Amendment of Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Any amendment, alteration, rescission or repeal of our amended and restated bylaws by our shareholders requires the affirmative vote of the Board of Directors or holders of at least a majority of voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that certain specified provisions in our amended and restated certificate of incorporation may be amended, altered, rescinded or repealed only by the affirmative vote of the holders of at least 66 2/3% of voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class.
The stockholders agreement prohibits, for three years following September 27, 2024, amendments to our amended and restated certificate of incorporation and bylaws to provide the stockholders of our Company with proxy access rights, unless we receive the prior written consent of Sponsor Stockholder.
Section 203 of the Delaware General Corporation Law
We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years following the time that such shareholder became an interested stockholder, unless:
•prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the shareholder becoming an interested stockholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 of the DGCL defines a “business combination” to include mergers, asset sales and other similar transactions and an “interested stockholder” as a person who, together with affiliates and associates, beneficially owns, or within three years did beneficially own, 15% or more of the corporation’s outstanding voting stock. We have not “opted out” of, and are subject to, Section 203 of the DGCL and these provisions may have the effect of delaying, deferring or preventing changes in control of us.
Certain Provisions of Our Amended and Restated Certificate of Incorporation and Delaware Law
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our shareholders have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, shareholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.
Shareholders’ Derivative Actions

Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the shareholder must otherwise comply with Delaware law regarding derivative actions.
Exclusive Forum
Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on behalf of our Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or shareholders to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of our amended and restated certificate of incorporation, amended and restated bylaws or the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware and (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine, in each case, may be brought only in specified courts in the State of Delaware. As described below, this provision does not apply to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act, or any other claim for which there is exclusive federal or concurrent federal and state jurisdiction.
Our amended and restated certificate of incorporation also provides that the federal district courts of the United States of America are the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought pursuant to the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock are deemed to have notice of and to have consented to the foregoing provisions; provided, however, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision does not apply to claims brought under the Exchange Act.
We recognize that the forum selection clause in our amended and restated certificate of incorporation may impose additional litigation costs on shareholders in pursuing any such claims, particularly if the shareholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our amended and restated certificate of incorporation may limit our shareholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may be costlier and may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our shareholders, although such shareholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders.
Limitation of Liability and Indemnification of Directors and Officers
Our amended and restated certificate of incorporation includes provisions that limit the personal liability of our directors and officers, to the fullest extent permitted by the DGCL, for monetary damages for breach of their fiduciary duties as directors or officers. Such limitation does not apply to (i) any breach of a director or officer’s duty of loyalty to us or our shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) a director for any unlawful payment of a dividend or unlawful stock repurchase or redemption, pursuant to Section 174 of the DGCL, (iv) any transaction from which such director or officer derived an improper personal benefit or (v) an officer in any action by or in the right of the corporation. These provisions have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. Any amendment to, or repeal of, these provisions do not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal.

Our amended and restated bylaws provide for indemnification, to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of our Company, or, while a director or officer of our Company, at the request of our Company, serves or served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, liabilities and other losses reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. In addition, we have entered into indemnification agreements with each of our directors pursuant to which we have agreed to indemnify each such director to the fullest extent permitted by the DGCL.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.